M M __________________________________________________________________ LAW OFFICE OF MARTIN MUSHKIN LLC Martin Mushkin

30 Oak St.

Stamford,. CT 06905-3500

Telephone: 203-252-2357

Facsimile: 203- 547-7540

e-mail: mmushkin@mushkinlaw.com

Website: rpglk.com mushkinlaw.com

CT juris: 040298 CT Fed Bar: ct27017

NY Bar Reg: 1100387

October 29, 2007

Mail Stop 3561

Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-3561

Fax: 202-942-9648

Attn:	Scott Anderegg, Staff Attorney
William Choi, Chief Accountant
H. Christopher Owings, Asst. Director

Re: Orion Diversified Technologies, Inc.
Please refer to:
Schedule 14C	Filed November 22, 2005
Amendment 1 to Schedule 14C	Filed November 3, 2006
SEC Letter of Comment	Dated: November 30, 2006
Orion (MM) letter to SEC	Filed as a letter January 18, 2007
Schedule 14A	Filed April 25, 2007
SEC Letter of Comment	Dated: May 25, 2007
Amendment 1 to Schedule 14A	Filed: August 9, 2007
SEC Letter of Comment	Dated: September 6, 2007
Amendment 2 to Schedule 14A	Filed: October 2, 2007
SEC Letter of Comment	Dated: October 24, 2007

File No. 0-04006

Gentlemen:

What is being sent to you?

The list of filings and letters pertinent to this filing appears above. This letter accompanies Amendment 3 to Schedule 14A. In this filing we have endeavored to comply with all the comments you have made in your letter of October 25, 2007. The accountants and the undersigned apologize to you for your having to tell us once again that certain items were not complied with. The accountants assure me that this time, they have complied.

Documents Being Filed

As with Orion’s prior transmission of letters to you, this letter is being filed with you electronically through EDGAR. Copies of this letter are also being sent to you via FEDEX for early morning delivery. (1) A printed copy of this letter, (2) a printed copy of the Pre14A/3 and (3) the Pre14A/3 as a Final Showing Markup with comments, are also being sent to you via FEDEX for early morning delivery. (5) Additional copies in color with comments in balloons or highlighted in yellow are also being sent to you. (6) We have also sent you a floppy disc with a copy of the 14A/3 with track changes and a copy of this letter.

Comment Balloons

Comment balloons have been placed in the copy of the submission. The balloons refer to the Staff’s comments by being marked #--, such as #4. All comments are dealt with in part in this letter but also by reference to the pertinent materials in balloons rather than in this letter. Accounting items are not dealt with in balloons. All comments are not dealt with in balloons. Responses to the Staff’s comments are not necessarily in chronological order since the responses are not necessarily in the order the comments were made.

We used the balloons with the thought that by using the “Edit” and “Find” feature in Word, asking it to find #12 (or whatever), you would be able to go through your comment letter of October 25, 2007 and Amendment #3, and hopefully virtually check off compliance.

Who is sending this letter to you?

As noted in my cover letter dated November 30, 2006 and my subsequent letters to you, I am counsel to Ovale. Orion dispensed with counsel since it determined that engaging counsel would be a duplication of effort. The information contained in this letter and the filing was obtained from the officers of Orion, Ovale, stockholders of Orion and Ovale, and the auditors for both companies.

Staff’s letter dated October 24, 2007

General

1. Prior comments 3, 4, 12, and 14.

a.         Comment 3      Reference to Comment 2 in SEC letter of May 25, 2007: revision of Orion financial notes to state that shares issued in the first closing cannot be voted but are included in the weighted average for purposes of calculating earnings per share. The changes have been noted with comment balloons.

b.         Comment 4     Reference to Comment 4 of SEC letter of May 25, 2007: removal of reference to reverse acquisition and replacement with recapitalization or reverse acquisition. Particular reference to Orion notes 3 and 6 and Ovale note 7.         The changes have been noted with comment balloons. In addition I used Find to look for “reverse” or “acquisition”. The wording in the document would now seem to comply. As noted in my cover letter of October 2, 2007, there are a few places in Part 1 where reverse merger is the proper reference since that is what Orion was trying to do and any other expression would either be too technical or too general to be meaningful. The comment has been complied with.

c.         Comment 12    Reference to disclosure of bad debts as of December 31, 2006 and 2005 rather than 2004 and 2003. The change has been made and marked by a balloon.

d.         Comment 14    Reference to presentation of 2006 quarterly period. The change has been made. The comment has been complied with.

Exhibit J: Pro Forma Financial Statements of Orion and Ovale

Combined Statements of Operations.

2.         Presentation of proforma statements of operations only of Ovale. The comment has been complied with. The comment has been complied with.

3.         Weighted average of shares of 8,922,000.      The comment has been complied with and marked with a balloon.

We will appreciate expedited review of this amendment.

Very truly yours,

/s

Martin Mushkin

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